UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DYNACQ HEALTHCARE, INC.

(Name of Subject Company (Issuer))

Furlong Fund, LLC; Furlong Financial, LLC

(Bidders)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

26779V105
(CUSIP Number of Class of Securities)

Daniel Rudewicz

Managing Member

Furlong Financial, LLC

5425 Wisconsin Avenue, Suite 600

Chevy Chase, MD 20815

(202) 999-8854

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$ 180,609.18	$ 23.26

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount is determined by multiplying 6,020,306 shares of Dynacq Healthcare, Inc. (“Dynacq”) common stock by $0.03 per share, which is the offer price.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: Furlong Fund, LLC; Furlong Financial, LLC (collectively the “Purchasers”) to purchase up to 6,020,306 shares of common stock, $0.001 par value per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada Company (“Dynacq” or the “Company”), at a purchase price of $0.03 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2014 (the “Offer Date”) (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1) and (a)(2), respectively (the Letter of Transmittal, together with the Offer to Purchase, constitute the “Offer”). The Offer, withdrawal rights, and proration period will expire at 12:00 midnight, Eastern Time, on March 24, 2014 unless the Offer is extended.

Any dividends made or declared after March 24, 2014, or such other date to which this Offer may be extended (the “Expiration Date”), by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Shareholders to the Purchasers. Furlong Financial, LLC is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date. Purchasers are entitled to all proceeds that are paid on or after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Purchaser has retained Transfer Online, Inc. as depositary, and Alliance Advisors as information agent in connection with the Offer.

The Company had 14,418,626 shares of common stock outstanding as of January 10, 2014, according to its Quarterly Report on Form 10-Q for the period ending November 30, 2013 . The Purchasers and their affiliates currently beneficially own 71,202 Shares, or 0.49% of the outstanding Shares. The 6,020,306 Shares subject to the Offer constitute 41.75% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $180,609.18 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital. The address of the Company’s principal executive offices is 4301 Vista Road, Pasadena, Texas 77504, and its phone number is (713) 378-2000.

The information contained in the Offer to Purchase and the Letter of Transmittal, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase, including all schedules thereto, and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 of this statement, except as set forth above or below.

Item 10. Financial Statement.

Not applicable.

Item 12. Exhibits.

(a)(1)(A) Offer to Purchase dated February 19, 2014.

(a)(1)(B) Form of Letter of Transmittal.

(a)(1)(C) Form of Notice of Guaranteed Delivery.

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A) Form of advertisement.

(b) - (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2013

Furlong Fund, LLC

By:	Furlong Financial, LLC, Manager/General Partner

By:	/s/ Daniel Rudewicz
Daniel Rudewicz, Managing Member